Exhibit 1

MIND CTI Reports Second Quarter 2023 Results

Yoqneam, Israel, August 8, 2023 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its second quarter ended June 30, 2023.

The following will summarize our major developments in the second quarter of 2023 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues of $5.3 million, compared with $5.2 million in the second quarter of 2022.

●	Operating income of $1.1 million, or 20% of total revenues, compared with $1.3 million, or 25% of total revenues in the second quarter of 2022.

●	Net income was $1.1 million, or $0.06 per share, compared with $1.2 million, or $0.06 per share in the second quarter of 2022.

●	New win after quarter end.

●	Cash flow from operating activities in the quarter of $1.9 million, compared with $1.6 million in the second quarter of 2022.

Six Month Financial Highlights

●	Revenues of $10.7 million, compared with $10.9 million in the first six months of 2022.

●	Operating income of $2.4 million, or 22% of total revenues, compared with $2.9 million or 27% of total revenues in the first six months of 2022.

●	Net income of $2.5 million, or $0.12 per share, compared with $2.7 million, or $0.14 per share in the first six months of 2022.

●	Cash flow from operating activities in the first six months of 2023 was $2.4 million, compared with $2.1 million in the first six months of 2022.

Monica Iancu, MIND CTI CEO, commented: “We are pleased to announce that after a very long selection process, we were chosen to supply our comprehensive billing and customer care solution to a telecommunications customer, which operates in Europe. The new contract, closed after second quarter end, includes implementation revenues that are expected to be recognized in the coming three quarters and additional revenues starting the second quarter of 2024, encompassing managed services, support and license subscription.

“We continue to invest in our product suite and we cautiously mention that we see a modest increase in search for billing solutions from telcos that are looking for system replacements.

“At the same time, we continue to promote our online store / e-commerce platform to existing customers and potential new ones. We believe that our ongoing investment in maintaining up-to-date technology and infrastructure with increased security and additional functionality, keep us relevant and competitive.”

Cash Position

Our cash position, including short-term deposits and marketable securities, was $15 million as of June 30, 2023, compared with $15.1 million as of June 30, 2022.

As previously announced, the Board declared on March 8, 2023, a cash dividend of $0.24 per share before withholding tax. The dividend sum of approximately $4.8 million was distributed in April 2023.

Revenue Distribution for Q2 2023

Europe represented 50% (including the messaging segment revenues in Germany that represented 35%), the Americas represented 38%, and the rest of the world represented 12% of total revenues.

Customer care and billing software totaled $2.9 million, or 54% of total revenues, enterprise messaging and payment solutions were $1.8 million, or 35% of total revenues and enterprise call accounting software totaled $0.5 million, or 11% of total revenues.

Licenses totaled $0.1 million, or 2% of total revenues, while maintenance and additional services were $5.1 million, or 98% of total revenues.

Revenue Distribution for the First Six Months of 2023

Europe represented 52% (including the messaging segment revenues in Germany that represented 37%), the Americas represented 38%, and the rest of the world represented 10% of total revenues.

Customer care and billing software totaled $5.7 million, or 53% of total revenues, enterprise messaging and payment solutions were $3.9 million, or 37% of total revenues and enterprise call accounting software totaled $1.1 million, or 10% of total revenues.

Licenses totaled $0.3 million, or 3% of total revenues, while maintenance and additional services were $10.4 million, or 97% of total revenues.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2023	2022	2023	2022
	U.S. dollars in thousands (except per share data)
REVENUES	$5,252	$5,238	$10,739	$10,929
COST OF REVENUES	2,535	2,378	5,322	4,985
GROSS PROFIT	2,717	2,860	5,417	5,944
OPERATING EXPENSES:
Research and development	905	848	1,805	1,792
Selling and marketing	299	286	564	433
General and administrative	439	417	668	786
Total operating expenses	1,643	1,551	3,037	3,011
OPERATING INCOME	1,074	1,309	2,380	2,933
FINANCIAL INCOME (EXPENSES), net	142	(68)	290	(61)
INCOME BEFORE TAXES ON INCOME	1,216	1,241	2,670	2,872
TAXES ON INCOME	78	17	187	147
NET INCOME	$1,138	$1,224	$2,483	$2,725

EARNINGS PER SHARE - in U.S. dollars
Basic	$0.06	$0.06	$0.12	$0.14
Diluted	$0.06	$0.06	$0.12	$0.13

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,202	20,105	20,149	20,086
Diluted	20,469	20,360	20,440	20,377

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2023	2022
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,125	$5,265
Short-term bank deposits	8,702	12,040
Marketable securities	175	174
Accounts receivable, net	2,476	2,357
Other current assets	362	293
Prepaid expenses	276	169
Total current assets	18,116	20,298

NON-CURRENT ASSETS:
Accounts receivable	97	58
Severance pay fund	1,929	1,914
Deferred income taxes	147	143
Property and equipment, net	232	225
Right-of-use assets, net	820	946
Intangible assets, net	321	374
Goodwill	7,828	7,785
Total assets	$29,490	$31,743

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,057	$937
Other current liabilities and accruals	1,356	1,978
Current maturities of lease liabilities	276	271
Deferred revenues	2,530	1,986
Total current liabilities	5,219	5,172

LONG-TERM LIABILITIES:
Deferred revenues	100	107
Lease liabilities, net of current maturities	478	615
Accrued severance pay	1,936	1,930
Deferred income taxes	96	112
Total liabilities	7,829	7,936

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,647	27,546
Accumulated other comprehensive loss	(1,008)	(1,073)
Accumulated deficit	(4,017)	(1,662)
Treasury shares	(1,015)	(1,058)
Total shareholders’ equity	21,661	23,807
Total liabilities and shareholders’ equity	$29,490	$31,743

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2023	2022	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,138	$1,224	$2,483	$2,725
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	51	43	100	89
Deferred income taxes, net	(10)	(22)	(22)	(29)
Accrued severance pay	12	16	19	10
Unrealized loss (gain) from marketable securities, net	(16)	18	(1)	31
Employees share-based compensation expenses	73	68	141	115
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	383	(326)	(139)	(804)
Decrease (increase) in other current assets	44	(129)	(68)	(193)
Decrease (increase) in prepaid expenses	(23)	34	(107)	(15)
Increase (decrease) in accounts payable	43	(79)	105	189
Decrease in other current liabilities and accruals	(628)	(154)	(630)	(617)
Change in operating lease liability	(4)	(80)	(6)	(104)
Increase in deferred revenues	795	993	537	698
Net cash provided by operating activities	1,858	1,606	2,412	2,095

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2)	(56)	(44)	(68)
Severance pay funds	(14)	(15)	(28)	(32)
Investment in marketable securities	-	(797)	-	(797)
Proceeds from short-term bank deposits	2,285	4,093	3,338	4,882
Net cash provided by investing activities	2,269	3,225	3,266	3,985

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(4,839)	(5,227)	(4,839)	(5,227)
Net cash used in financing activities	(4,839)	(5,227)	(4,839)	(5,227)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	2	(89)	21	(117)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(710)	(485)	860	736
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,835	5,403	5,265	4,182
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,125	$4,918	$6,125	$4,918

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